EXHIBIT 99.1

Tekmira Provides Corporate Update and Announces Second Quarter 2012 Results

Tekmira Reports New Interim Clinical Data From TKM-PLK1 Oncology Phase 1 Clinical Trial

Conference Call at 4:30 pm Eastern Time Today

VANCOUVER, B.C., Aug. 14, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today its financial and operating results for the second quarter ended June 30, 2012 and provided a corporate update.

"Over the past few months, significant clinical data have been reported providing further validation that Tekmira's LNP technology is the 'gold standard' and most widely-used delivery technology in the RNAi field. Building on this momentum, we are releasing interim TKM-PLK1 results demonstrating that TKM-PLK1 is showing promising signs of drug activity in an ongoing Phase 1 human clinical trial," said Dr. Mark J. Murray, Tekmira's President and CEO.

"We believe Tekmira is entering the second half of the year in a solid position, bolstered by positive RNAi clinical data and the recent news that Talon was granted accelerated approval for Marqibo, which triggered a milestone payment to Tekmira. The Court's decision in July to deny Alnylam and AlCana's requests to file motions for summary judgment means that the ongoing litigation will proceed to trial on all counts this fall – and all issues will be decided by a jury," added Dr. Murray.

TKM-PLK1 Phase 1 Clinical Data

"We are very encouraged with the interim results from our ongoing Phase 1 human clinical trial for TKM-PLK1 in an advanced and heavily pre-treated population of cancer patients with solid tumors. TKM-PLK1 is being dosed on an aggressive once weekly protocol and the drug has been generally well tolerated. In addition, we have seen encouraging signs of drug activity with one patient achieving a 63% reduction in tumor burden (partial response) and who remains on study after receiving 15 doses of drug over 5 months, and another patient achieving stable disease who received 18 doses of TKM-PLK1 over 6 months," added Dr. Murray.

In December 2010, Tekmira announced the initiation of patient dosing in a Phase 1 human clinical trial for TKM-PLK1 in patients with advanced solid tumors. The Phase 1 clinical trial, conducted at oncology centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determine the maximum tolerated dose. Secondary objectives of the trial are to measure tumor response and the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

Interim results from this Phase 1 study, employing a unique LNP developed for oncology applications, show that TKM-PLK1 was generally well tolerated. To date, TKM-PLK1 has been administered to 21 patients at doses ranging from 0.15 mg/kg to 0.90 mg/kg; a total of 105 doses have been administered. Patients are dosed on an aggressive once weekly protocol with each cycle consisting of three doses followed by a rest week. Pharmacokinetic data from this study showed that Cmax (peak serum concentration of drug) and area under the curve (AUC) were dose proportional, with no evidence of drug accumulation, and that the pharmacokinetic profile of TKM-PLK1 is maintained through multiple cycles of treatment. Pre-clinical animal pharmacokinetic data were predictive for the observed results in man. Importantly, the data confirm that the drug exposure levels achieved in this trial, incorporating Tekmira's proprietary LNP formulation specifically designed to facilitate siRNA delivery to disseminated disease sites, are several fold greater than were achieved in clinical trials using earlier LNP formulations. The most common grade 1-2 adverse events were nausea and fever/chills. There were no dose-dependent changes in liver function tests. Grade 2 infusion-related reactions were observed in 19% of patients. Dose-limiting toxicities observed to date include transient thrombocytopenia in one patient (at 0.9 mg/kg) and hypoxia/dyspnea in one patient (at 0.9 mg/kg). Based on these data, patient enrollment is continuing at 0.75 mg/kg. Once complete, results from the Phase 1 clinical trial, including additional measures of drug activity, will be presented at forthcoming scientific meeting.

TKM-Ebola Update

On August 6, 2012, Tekmira announced that it received a temporary stop-work order from the U.S. Department of Defense (DoD) with respect to Tekmira's TKM-Ebola program, which is funded under the Transformational Medical Technologies (TMT) Program. Other contractors have received similar notices due to recently imposed funding constraints at the DoD. Tekmira expects a decision by September 1, 2012 on the future direction of the TMT collaboration, at which time the DoD may cancel the stop-work order; terminate the contract; or extend the stop-work order period, if necessary.

The TKM-Ebola Phase 1 human clinical trial, which is a placebo-controlled, single-blind, single-ascending dose study with additional multiple-ascending dose cohorts in healthy human volunteers, is ongoing. The objective of the Phase 1 trial is to assess the safety and tolerability of TKM-Ebola and evaluate the pharmacokinetics and systemic exposure following both a single-ascending dose and multiple-ascending doses of TKM-Ebola. Tekmira is developing its TKM-Ebola product under a US$140 million contract awarded by the U.S. Government's TMT Program. The TKM-Ebola program also supports continued LNP technology innovations around process development, manufacturing scale-up, and lyophilization.

Litigation Update

Tekmira has filed a lawsuit against Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc. in the Business Litigation Session of the Massachusetts Superior Court alleging misappropriation of our confidential information related to our proprietary lipid nanoparticle technology, resulting in damage to our intellectual property and business interests. Alnylam and AlCana have responded to our complaint and have filed counterclaims. On July 17, 2012, Tekmira provided another periodic update to the ongoing litigation with Alnylam and AlCana. Recent developments include:

  Primary document production was completed in February 2012, and depositions of fact witnesses were completed in June 2012 for the ongoing litigation against Alnylam and AlCana.
  In July 2012, the Massachusetts Superior Court denied Alnylam's and AlCana's request for leave to file motions for summary judgment, a procedural device to attempt to dismiss portions of the case before trial. The Court's ruling means that the case will proceed to trial on all counts and all issues will be heard by a jury.
  The litigation has a trial date of October 30, 2012 set in Massachusetts Superior Court.

In January 2012, the Supreme Court of British Columbia granted an injunction against certain individuals from AlCana, ordering them to cease using Tekmira's confidential information and return all of the documents stolen from Tekmira.

  In sworn affidavits, the defendants in British Columbia admitted to taking confidential documents from Tekmira. After reviewing the stolen documents, Tekmira alleges that these documents contain Tekmira's MC trade secrets, supporting the allegation that Tekmira's confidential information was used to make MC3 from the Tekmira lipid MC2.
  In May 2012, the Supreme Court of British Columbia ruled that the dispute between the corporate parties pending in Massachusetts Superior Court should be resolved prior to addressing the matter in British Columbia. Tekmira's original injunction granted by the Supreme Court of British Columbia is still upheld and in place. Documents related to this lawsuit can be found on the Tekmira website at: www.tekmirapharm.com.

Partners' Products

Tekmira's LNP technology is enabling Alnylam's systemic RNAi product pipeline. Alnylam has an obligation to use Tekmira as the exclusive manufacturer of any LNP-based drug products required by Alnylam through to the end of Phase 2 clinical trials. Over the past quarter, more data were released confirming RNAi proof-of-concept has been achieved in humans using Tekmira's LNP technology.

  Alnylam has reported data from two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize Tekmira's LNP technology and are being manufactured by Tekmira.

  Alnylam completed its ALN-TTR01 Phase 1 study and presented data in May 2012. Alnylam reported results that showed that administration of ALN-TTR01 resulted in statistically significant reductions in serum TTR protein levels, including both wild-type and mutant TTR protein, in ATTR patients. Knockdown of TTR, the disease-causing protein, was found to be dose dependent, rapid, and durable after just a single dose. ALN-TTR was found to be generally safe and well tolerated in this study.

  Alnylam completed a Phase 1 trial with ALN-TTR02 aimed at evaluating safety, tolerability, and clinical activity of ALN-TTR02 in healthy volunteers. New data were presented in July 2012. Alnylam reported results that showed that administration of ALN-TTR02 resulted in statistically significant reductions in serum TTR protein levels of up to 94%. Suppression of TTR, the disease-causing protein in ATTR, was found to be rapid, dose dependent, durable, and specific after just a single dose.

  Alnylam recently reported that it has initiated a Phase 2 study of ALN-TTR02 in patients with ATTR and has guided that its goal is to start a pivotal trial in 2013. The initiation of the Phase 2 study of ALN-TTR02 triggered a milestone payment to Tekmira.

  Alnylam reported that it has completed its Phase 1 study with ALN-VSP, a systemically delivered RNAi therapeutic targeting both vascular endothelial growth factor (VEGF) and kinesin spindle protein (KSP) for the treatment of liver cancers. The most recent ALN-VSP data were presented at the American Society of Clinical Oncology (ASCO) meeting in a poster titled "Open-label extension study of the RNAi therapeutic ALN-VSP02 in cancer patients responding to therapy." Alnylam disclosed that, overall, the results demonstrated disease control lasting more than six months in the majority of patients treated on the extension study, including a complete response (CR) in an endometrial cancer patient who had multiple liver metastases. In this study, chronic dosing of up to 23 months with ALN-VSP was found to be generally safe and well tolerated. On July 12, 2012, Alnylam disclosed that it has formed a strategic alliance with Ascletis Pharmaceuticals (Hangzhou) Co., Ltd., a privately held U.S.-China joint venture pharmaceutical company, to develop and commercialize ALN-VSP in China, including Hong Kong, Macau, and Taiwan.

  Alnylam has reported that it is also developing ALN-PCS, an RNAi therapeutic to treat hypercholesterolemia, or high levels of cholesterol in the blood. ALN-PCS is manufactured by Tekmira and is enabled by Tekmira's LNP delivery technology. New data from a Phase 1 clinical trial presented at the American Heart Association's Arteriosclerosis, Thrombosis and Vascular Biology 2012 Scientific Sessions in April 2012 demonstrated that administration of a single dose of ALN-PCS, in the absence of statin co-administration, resulted in statistically significant and durable reductions of PCSK9 plasma levels of up to 84% and lowering of LDL cholesterol of up to 50%. ALN-PCS was shown to be safe and well tolerated in this study. Alnylam plans to partner this program prior to conducting a Phase 2 clinical study. More detail and additional information about Alnylam's programs can be found at http://www.alnylam.com.

On August 9, 2012, Tekmira disclosed that its licensing partner, Talon Therapeutics, Inc., received accelerated approval from the U.S. Food and Drug Administration (FDA) for Marqibo® (vinCRIStine sulfate LIPOSOME injection) for the treatment of adult patients with Philadelphia chromosome negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Marqibo is a liposomal formulation of the chemotherapy drug vincristine. Marqibo, along with two other liposomal chemotherapy products, Alocrest (liposomal formulation of the chemotherapy drug vinorelbine) and Brakiva (liposomal formulation of the chemotherapy drug topotecan), were licensed from Tekmira to Talon (formerly Hana Biosciences) in 2006. Talon is responsible for all future development of these products. Tekmira will receive US$1M milestone payment based on the FDA approval of Marqibo and will receive royalty payments based on Marqibo's commercial sales.

Financial Results

Net Loss

For the first half of 2012 the Company's net loss was $5.1 million ($0.38 per common share) as compared to a net loss of $6.6 million ($0.63 per common share) for the first half of 2011. For Q2 2012 the Company's net loss was $1.9 million ($0.14 per common share) as compared to a net loss of $3.5 million ($0.33 per common share) for Q2 2011.

Revenue

Revenue was $3.6 million for Q2 2012 as compared to $4.4 million in Q2 2011.

On July 14, 2010, Tekmira signed a contract with the United States Government to advance an RNAi therapeutic utilizing the Tekmira's LNP technology to treat Ebola virus infection. Under the contract Tekmira is being reimbursed for costs incurred, including an allocation of overheads, and is being paid an incentive fee. U.S. Government revenue was $2.5 million in Q2 2012 as compared to $3.3 million in Q2 2011.

On August 6, 2012, the Company announced that it had received a temporary stop-work order from the U.S. Government in respect of its TKM-Ebola contract. It is expected that by September 1, 2012, Tekmira will receive notification from the U.S. Government on whether they will cancel the stop-work order; terminate the contract; or extend the stop-work order period, if necessary.

In Q2 2012, Tekmira earned a US$1.0 million milestone from Alnylam following their initiation of Phase 2 human clinical trials for ALN-TTR02. ALN-TTR02 utilizes Tekmira's LNP technology and the drug is being manufactured by Tekmira. The milestone was paid in July 2012.

Research, development, collaborations and contracts expenses

Research, development, collaborations and contracts expenses were $3.6 million in Q2 2012 as compared to $6.2 million in Q2 2011.

Third-party expenses on the TKM-Ebola program and Alnylam manufacturing were considerably lower in Q2 2012 as compared to Q2 2011.

Spending on Tekmira's internal research programs has been reduced as the Company focuses on TKM-Ebola, TKM-PLK1 as well as its litigation against Alnylam and AlCana.

General and administrative expenses

General and administrative expenses were $2.4 million in Q2 2012 as compared to $1.6 million in Q2 2011.

The increase in Q2 2012 largely relates to legal fees incurred in respect of Tekmira's lawsuit against Alnylam and AlCana. However, from March 2012 onwards, under a fixed monthly fee agreement with Tekmira's lead legal counsel for the lawsuit against Alnylam and AlCana, Tekmira will only be required to reimburse its lead counsel for expenses incurred but no further payments will be required for professional fees. If Tekmira is successful in this lawsuit, a fee will be paid to its lead counsel. At June 30, 2012, the contingent obligation was a minimum of $12.8 million (US$12.5 million).

Other income (losses) - change in fair value of warrant liability

In conjunction with equity and debt financing transactions in 2011 and an equity private placement that closed on February 29, 2012, Tekmira has issued common share purchase warrants. Under Tekmira's accounting policy, at each balance sheet date, the warrants are revalued using the Black-Scholes model and the change in value is recorded in the consolidated statement of operations and comprehensive loss. The aggregate decrease in value of Tekmira's common share purchase warrants in Q2 2012 was $0.6 million. The decrease is largely a result of the decrease in the Company's share price from the previous balance sheet date of March 31, 2012.

Financial guidance

As disclosed in the Company's 2011 year end MD&A, Tekmira believes that current funds on hand, plus expected income, including funds from collaborative partners and the U.S. Government and access to a US$3.0 million loan facility from Silicon Valley Bank, will be sufficient to continue product development into the second half of 2013.

Conference Call Information

Tekmira will hold a conference call and webcast on Tuesday, August 14, 2012 at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss its second quarter 2012 results and a summary of corporate highlights. To access the conference call, please dial 914-495-8556 or 1-866-393-1607 and reference conference ID 17538705. The live webcast can be accessed through the Investor section of Tekmira's website at www.tekmirapharm.com.

An archived webcast will be available on the Tekmira website approximately two hours after the event. In addition, a replay of the conference call will be available until August 21, 2012 by calling 404-537-3406 or 1-855-859-2056 and referencing conference ID 17538705.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle (LNP) technology by Tekmira's licensees; the effects of Tekmira's products on the treatment of elevated low-density lipoprotein (LDL) cholesterol, cancer, infectious disease and alcohol dependence; the ALN-VSP, ALN-TTR01, ALN-TTR02, and ALN-PCS product development programs of Alnylam Pharmaceuticals, Inc.; Tekmira's expectations with respect to existing and future agreements with third parties; statements and details of the TKM-PLK1 and TKM-Ebola Phase 1 human clinical trials; statements about the temporary stop work order received from the DoD with respect to our TKM-Ebola program; statements about the nature, prospects and anticipated timing to resolve the Tekmira's litigation with Alnylam and AlCana Technologies, Inc., including the patent infringement lawsuit; the nature, scope and quantum of damages sought by Tekmira from Alnylam and AlCana; statements about the injunction granted by the Supreme Court of British Columbia against certain individuals from AlCana; measures taken to ensure that Tekmira can pursue the litigation with Alnylam and AlCana without interruption to Tekmira's core business activities; statements about the USPTO patent interference proceedings between Alnylam and Tekmira; statements about Tekmira's expected revenue and expenses; estimates and scope of Tekmira's financial guidance and expected cash runway; and estimates of the length of time Tekmira's business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer, infectious disease, and alcohol dependence; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; the DoD's ability to provide a decision on the stop-work order by September 1, 2012; results in preclinical models are indicative of the potential effect in humans; Tekmira's research and development capabilities and resources; U.S. Food and Drug Administration (FDA) approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's collaborative partners including the U.S. Government and the manufacturing agreement with Alnylam; the nature and prospects of the litigation with Alnylam and AlCana filed in the Massachusetts Superior Court; the nature and scope of the civil complaint filed in the Supreme Court of British Columbia against certain individuals from AlCana; the conclusion that Tekmira's confidential information and MC trade secrets were included in the returned documents as a result of the granted injunction in litigation filed with the Supreme Court of British Columbia; costs and timing, including the trial date of October 30, 2012, of the litigation with Alnylam and AlCana, and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; LNP's status as a leading RNAi delivery technology; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others : the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; future operating results are uncertain and likely to fluctuate; competition from other pharmaceutical or biotechnology companies; Tekmira's ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all; a pivotal trial for ALN-TTR02 may not start as currently anticipated, or at all; anticipated payments under contracts with Tekmira's collaborative partners including the U.S. Government, Alnylam and Talon will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; the U.S. Government may reduce or cancel certain defense spending, including Tekmira's contract to develop TKM-Ebola; FDA may decide that our TKM-Ebola "Animal Rule" data is insufficient for approval and require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; the release of data from the TKM-Ebola and TKM-PLK1 Phase 1 human clinical trials may not occur in the expected timeframe, or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; TKM-ALDH2 may not prove to be effective in the treatment of AD; U.S. Government contract revenue may not increase in 2012 as compared to 2011 levels; BMS revenue may not increase in 2012 as compared to 2011; Tekmira's cash runway may not extend as far as anticipated, and may be substantially less than required to continue current operations; the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam and AlCana in their counterclaims; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or AlCana in the quantum anticipated by Tekmira, or at all; expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the Alnylam/AlCana trial date may not occur by the date currently estimated; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities including the litigation against Alnylam and AlCana.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2011 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Marqibo is a U.S. registered trademark of Talon Therapeutics, Inc.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
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         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca